Mail Stop 4561

September 1, 2006

Stuart Turk, President
On the Go Healthcare, Inc.
85 Corstate Avenue, Unit #1
Concord, Ontario
Canada L4K 4Y2

> **RE: On the Go Healthcare, Inc.**
> **Registration Statement on Form SB-2/A**
> **Filed on August 23, 2006**
> **Commission File No. 333-135212**

Dear Mr. Turk:

We have limited our review of your filing to the matters addressed by the following comments. Where indicated, we think you should revise your document in response to these comments.

Selling Securityholders, page 11

1. It does not appear that any of the selling security holders are registered broker-dealers. Please inform us in this respect. Additionally, if any of the selling security holders are affiliates of broker-dealers, please disclose, and tell us whether they received their shares in the ordinary course of business and whether, at the time of acquisition, they had any understandings or arrangements with any other person, either directly or indirectly, to distribute the shares.

Additional Information, page 27

2. Revise to correct the Commission's address, which is 100 F Street, N.E., Washington, D.C. 20549.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rule 460 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jay Ingram at (202) 551-3397 if you have questions. If you require further assistance, please contact me at (202) 551-3462, or the Assistant Director, Barbara C. Jacobs at (202) 551-3735.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc.   Amy Trombly, Esq.
        by facsimile: 617-243-0066